Exhibit 11.1  Calculations of Net Income and Pro Forma Net Income Per Share.

                       AVANT! CORPORATION AND SUBSIDIARIES
  STATEMENTS RE: COMPUTATIONS OF NET INCOME AND PRO FORMA NET INCOME PER SHARE
                      (in thousands, except per share data)



                                                            Years Ended
                                                            December 31,
                                                 -------------------------------
                                                   1996       1995         1994
                                                 -------     -------     -------

Common shares outstanding:                        24,581      20,688      13,470

Common stock equivalents:
   Stock options and awards                        2,180       1,781         731
   Pursuant to Staff Accounting
     Bulletin No. 83                                --           520         745
   Preferred stock                                  --           851       5,125
   Shares deemed to be outstanding
     to fund shareholder distribution               --           319         386
                                                 -------     -------     -------

Total                                             26,761      24,159      20,457
                                                 =======     =======     =======

Net income                                       $12,484
                                                 =======

Net income per common share                      $  0.47
                                                 =======

Pro forma net income                                         $ 8,350     $ 4,009
                                                             =======     =======

Pro forma net income per share                               $  0.35     $  0.20
                                                             =======     =======


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